No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2020

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On May 12, 2020, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 14, 2020

May 12, 2020

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2020

Tokyo, May 12, 2020 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2020.

Fourth Quarter Results

The spread of coronavirus disease 2019 (COVID-19) have caused the global economic slowdown and also have affected Honda’s consolidated financial results for the three months ended March 31, 2020.

Consolidated sales revenue for the three months ended March 31, 2020 decreased by 14.6%, to JPY 3,458.0 billion from the same period last year, due mainly to decreased sales revenue in Automobile business operations, which was partially offset by increased sales revenue in Financial services business operations. Operating loss was JPY 5.6 billion, a decrease of JPY 47.9 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix, which was partially offset by continuing cost reduction as well as decreased selling, general and administrative expenses. Profit before income taxes decreased by 96.6%, to JPY 3.7 billion from the same period last year. Loss for the period attributable to owners of the parent was JPY 29.5 billion, an increase of JPY 16.5 billion from the same period last year.

Loss per share attributable to owners of the parent for the quarter amounted to JPY 17.01, an increase of JPY 9.61 from the corresponding period last year. One Honda American Depository Share represents one common share.

Fiscal Year Results

The spread of COVID-19 have caused the global economic slowdown and also have affected consolidated financial results for the three months ended March 31, 2020.

Consolidated sales revenue for the fiscal year ended March 31, 2020 decreased by 6.0%, to JPY 14,931.0 billion from the fiscal year ended March 31, 2019, due mainly to decreased sales revenue in Automobile business operations as well as negative foreign currency translation effects, which was partially offset by increased sales revenue in Financial services business operations. Operating profit decreased by 12.8%, to JPY 633.6 billion from the previous fiscal year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix as well as negative foreign currency effects, which was partially offset by continuing cost reduction as well as decreased selling, general and administrative expenses. Profit before income taxes decreased by 19.3%, to JPY 789.9 billion from the previous fiscal year. Profit for the year attributable to owners of the parent decreased by 25.3%, to JPY 455.7 billion from the previous fiscal year.

Earnings per share attributable to owners of the parent for the year amounted to JPY 260.13, a decrease of JPY 85.86 from the previous fiscal year.

Consolidated Statements of Financial Position for the Fiscal Year Ended March 31, 2020

Total assets increased by JPY 42.3 billion, to JPY 20,461.4 billion from March 31, 2019 due mainly to an increase in cash and cash equivalents, equipment on operating leases as well as property, plant and equipment which includes right-of-use assets through the adoption of IFRS 16, despite decreased foreign currency translation effects. Total liabilities increased by JPY 322.1 billion, to JPY 12,175.4 billion from March 31, 2019 due mainly to an increase in financing liabilities as well as other financial liabilities which includes lease liabilities through the adoption of IFRS 16, despite decreased foreign currency translation effects. Total equity decreased by JPY 279.7 billion, to JPY 8,286.0 billion from March 31, 2019 due mainly to a decrease attributable to acquisition of the Company’s own shares as well as foreign currency translation effects, despite an increase in retained earnings attributable to profit for the period.

Consolidated Statements of Cash Flows for the Fiscal Year Ended March 31, 2020

Consolidated cash and cash equivalents on March 31, 2020 increased by JPY 178.2 billion from March 31, 2019, to JPY 2,672.3 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to JPY 979.4 billion of cash inflows. Cash inflows from operating activities increased by JPY 203.4 billion compared with the previous fiscal year, due mainly to a decrease in receivables from financial services, despite increased payments for parts and raw materials.

Net cash used in investing activities amounted to JPY 619.4 billion of cash outflows. Cash outflows from investing activities increased by JPY 41.9 billion compared with the previous fiscal year, due mainly to increased payments for additions to and internally developed intangible assets as well as decreased proceeds from sales and redemptions of other financial assets, which was partially offset by decreased payments for additions to property, plant and equipment.

Net cash used in financing activities amounted to JPY 87.4 billion of cash outflows. Cash outflows from financing activities increased by JPY 110.3 billion compared with the previous fiscal year, due mainly to increased repayments of financing liabilities as well as purchases of treasury stock.

Forecasts for the Fiscal Year Ending March 31, 2021

Amid restrictions on movement and activity in many countries due to the spread of COVID-19, the situation of stagnant consumer consumption and corporate activities or business operations continues.

Honda’s first priority is the safety of our stakeholders, including customers, suppliers and employees. Honda is taking appropriate measures to prevent the spread of COVID-19 in accordance with government policies in each country where Honda conducts business. Honda is continuing to focus on our activity to minimize the impacts on our stakeholders and its business operations.

Under these circumstances, it is difficult to predict when COVID-19 will subside and how situations in each country and region will develop, so that the market trends and economic conditions are expected to remain uncertain.

Honda is currently unable to provide a reasonably calculated forecast of the consolidated financial results for the fiscal year ending March 31, 2021, due to impacts relating to the spread of COVID-19. Honda will provide the forecasts of the consolidated financial results for the fiscal year ending March 31, 2021 as soon as they become available.

Dividend per Share of Common Stock

Fiscal fourth quarter dividend is JPY 28 per share of common stock. The total annual dividend per share of common stock for the fiscal year ending March 31, 2020, is JPY 112 per share.

The dividend forecast for the fiscal year ending March 31, 2021 is undetermined, as Honda is currently unable to provide a reasonably calculated forecast of the consolidated financial results for the fiscal year ending March 31, 2021, due to impacts relating to the spread of COVID-19.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

Basic Rationale for Selection of Accounting Standards

The Company adopted IFRS for the Company’s consolidated financial statements from the year ended March 31, 2015 which have been included in the annual securities report (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission), aiming at improving comparability of financial information across international capital markets as well as standardization of financial information and enhancing efficiency of financial reporting of the Company and its consolidated subsidiaries.

[1] Consolidated Statements of Financial Position

March 31, 2019 and 2020

	Yen (millions)
	Mar. 31, 2019	Mar. 31, 2020
Assets
Current assets:
Cash and cash equivalents	2,494,121	2,672,353
Trade receivables	793,245	633,909
Receivables from financial services	1,951,633	1,878,358
Other financial assets	163,274	190,053
Inventories	1,586,787	1,560,568
Other current assets	358,234	365,769

Total current assets	7,347,294	7,301,010

Non-current assets:
Investments accounted for using the equity method	713,039	655,475
Receivables from financial services	3,453,617	3,282,807
Other financial assets	417,149	441,724
Equipment on operating leases	4,448,849	4,626,063
Property, plant and equipment	2,981,840	3,051,704
Intangible assets	744,368	760,434
Deferred tax assets	150,318	132,553
Other non-current assets	162,648	209,695

Total non-current assets	13,071,828	13,160,455

Total assets	20,419,122	20,461,465

Liabilities and Equity
Current liabilities:
Trade payables	1,184,882	958,469
Financing liabilities	3,188,782	3,248,457
Accrued expenses	476,300	449,716
Other financial liabilities	132,910	209,065
Income taxes payable	49,726	43,759
Provisions	348,763	287,175
Other current liabilities	599,761	593,447

Total current liabilities	5,981,124	5,790,088

Non-current liabilities:
Financing liabilities	4,142,338	4,221,229
Other financial liabilities	63,689	303,570
Retirement benefit liabilities	398,803	578,909
Provisions	220,745	238,439
Deferred tax liabilities	727,411	698,868
Other non-current liabilities	319,222	344,339

Total non-current liabilities	5,872,208	6,385,354

Total liabilities	11,853,332	12,175,442

Equity:
Common stock	86,067	86,067
Capital surplus	171,460	171,823
Treasury stock	(177,827)	(273,940)
Retained earnings	7,973,637	8,142,948
Other components of equity	214,383	(114,639)

Equity attributable to owners of the parent	8,267,720	8,012,259
Non-controlling interests	298,070	273,764

Total equity	8,565,790	8,286,023

Total liabilities and equity	20,419,122	20,461,465

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the years ended March 31, 2019 and 2020

	Yen (millions)
	Year ended Mar. 31, 2019	Year ended Mar. 31, 2020
Sales revenue	15,888,617	14,931,009
Operating costs and expenses:
Cost of sales	(12,580,949)	(11,851,659)
Selling, general and administrative	(1,774,393)	(1,641,590)
Research and development	(806,905)	(804,123)

Total operating costs and expenses	(15,162,247)	(14,297,372)

Operating profit	726,370	633,637

Share of profit of investments accounted for using the equity method	228,827	164,203
Finance income and finance costs:
Interest income	48,618	49,412
Interest expense	(13,217)	(24,689)
Other, net	(11,223)	(32,645)

Total finance income and finance costs	24,178	(7,922)

Profit before income taxes	979,375	789,918
Income tax expense	(303,089)	(279,986)

Profit for the year	676,286	509,932

Profit for the year attributable to:
Owners of the parent	610,316	455,746
Non-controlling interests	65,970	54,186

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	345.99	260.13

Consolidated Statements of Comprehensive Income

For the years ended March 31, 2019 and 2020

	Yen (millions)
	Year ended Mar. 31, 2019	Year ended Mar. 31, 2020
Profit for the year	676,286	509,932
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(23,745)	(102,983)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(24,046)	(23,361)
Share of other comprehensive income of investments accounted for using the equity method	(2,837)	(1,550)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	228	279
Exchange differences on translating foreign operations	95,568	(293,201)
Share of other comprehensive income of investments accounted for using the equity method	(18,847)	(30,393)

Total other comprehensive income, net of tax	26,321	(451,209)

Comprehensive income for the year	702,607	58,723

Comprehensive income for the year attributable to:
Owners of the parent	637,609	24,287
Non-controlling interests	64,998	34,436

Consolidated Statements of Income

For the three months ended March 31, 2019 and 2020

	Yen (millions)
	Three months ended Mar. 31, 2019	Three months ended Mar. 31, 2020
Sales revenue	4,049,117	3,458,060
Operating costs and expenses:
Cost of sales	(3,255,441)	(2,761,533)
Selling, general and administrative	(519,892)	(477,999)
Research and development	(231,419)	(224,145)

Total operating costs and expenses	(4,006,752)	(3,463,677)

Operating profit (loss)	42,365	(5,617)

Share of profit of investments accounted for using the equity method	59,196	14,472
Finance income and finance costs:
Interest income	12,446	10,847
Interest expense	(3,152)	(9,564)
Other, net	269	(6,388)

Total finance income and finance costs	9,563	(5,105)

Profit before income taxes	111,124	3,750
Income tax expense	(115,653)	(25,273)

Profit (loss) for the period	(4,529)	(21,523)

Profit (loss) for the period attributable to:
Owners of the parent	(13,023)	(29,542)
Non-controlling interests	8,494	8,019

	Yen
Earnings (loss) per share attributable to owners of the parent
Basic and diluted	(7.40)	(17.01)

Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2019 and 2020

	Yen (millions)
	Three months ended Mar. 31, 2019	Three months ended Mar. 31, 2020
Profit (loss) for the period	(4,529)	(21,523)
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(23,745)	(102,983)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	1,651	(26,698)
Share of other comprehensive income of investments accounted for using the equity method	186	(2,254)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	108	180
Exchange differences on translating foreign operations	65,751	(202,593)
Share of other comprehensive income of investments accounted for using the equity method	5,071	(7,062)

Total other comprehensive income, net of tax	49,022	(341,410)

Comprehensive income for the period	44,493	(362,933)

Comprehensive income for the period attributable to:
Owners of the parent	30,907	(354,380)
Non-controlling interests	13,586	(8,553)

[3] Consolidated Statements of Changes in Equity

For the years ended March 31, 2019 and 2020

	Yen (millions)
	Equity attributable to owners of the parent
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2018	86,067	171,118	(113,271)	7,611,332	178,292	7,933,538	300,557	8,234,095

Effect of changes in accounting policy				(46,833)	(208)	(47,041)	6	(47,035)
Effect of hyperinflation				(9,454)	14,896	5,442		5,442

Adjusted balance as of April 1, 2018	86,067	171,118	(113,271)	7,555,045	192,980	7,891,939	300,563	8,192,502

Comprehensive income for the year
Profit for the year				610,316		610,316	65,970	676,286
Other comprehensive income, net of tax					27,293	27,293	(972)	26,321

Total comprehensive income for the year				610,316	27,293	637,609	64,998	702,607
Reclassification to retained earnings				5,890	(5,890)	—		—
Transactions with owners and other
Dividends paid				(194,271)		(194,271)	(66,010)	(260,281)
Purchases of treasury stock			(64,557)			(64,557)		(64,557)
Disposal of treasury stock			1			1		1
Share-based payment transactions		342				342		342

Total transactions with owners and other		342	(64,556)	(194,271)		(258,485)	(66,010)	(324,495)

Other changes				(3,343)		(3,343)	(1,481)	(4,824)

Balance as of March 31, 2019	86,067	171,460	(177,827)	7,973,637	214,383	8,267,720	298,070	8,565,790

Comprehensive income for the year
Profit for the year				455,746		455,746	54,186	509,932
Other comprehensive income, net of tax					(431,459)	(431,459)	(19,750)	(451,209)

Total comprehensive income for the year				455,746	(431,459)	24,287	34,436	58,723
Reclassification to retained earnings				(102,437)	102,437	—		—
Transactions with owners and other
Dividends paid				(196,795)		(196,795)	(55,693)	(252,488)
Purchases of treasury stock			(96,284)			(96,284)		(96,284)
Disposal of treasury stock			171			171		171
Share-based payment transactions		363				363		363
Equity transactions and others							(3,049)	(3,049)

Total transactions with owners and other		363	(96,113)	(196,795)		(292,545)	(58,742)	(351,287)

Other changes				12,797		12,797		12,797

Balance as of March 31, 2020	86,067	171,823	(273,940)	8,142,948	(114,639)	8,012,259	273,764	8,286,023

[4] Consolidated Statements of Cash Flows

For the years ended March 31, 2019 and 2020

	Yen (millions)
	Year ended Mar. 31, 2019	Year ended Mar. 31, 2020
Cash flows from operating activities:
Profit before income taxes	979,375	789,918
Depreciation, amortization and impairment losses excluding equipment on operating leases	721,695	699,877
Share of profit of investments accounted for using the equity method	(228,827)	(164,203)
Finance income and finance costs, net	(88,608)	(47,892)
Interest income and interest costs from financial services, net	(124,076)	(130,636)
Changes in assets and liabilities
Trade receivables	9,344	132,702
Inventories	(60,906)	(59,931)
Trade payables	(11,816)	(141,159)
Accrued expenses	25,372	(4,529)
Provisions and retirement benefit liabilities	(1,590)	118
Receivables from financial services	(260,704)	103,614
Equipment on operating leases	(230,311)	(270,677)
Other assets and liabilities	11,045	(20,524)
Other, net	3,706	10,959
Dividends received	175,244	185,742
Interest received	270,776	288,821
Interest paid	(150,162)	(162,263)
Income taxes paid, net of refunds	(263,569)	(230,522)

Net cash provided by operating activities	775,988	979,415
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(420,768)	(370,195)
Payments for additions to and internally developed intangible assets	(187,039)	(231,063)
Proceeds from sales of property, plant and equipment and intangible assets	20,765	17,638
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	—	(3,047)
Payments for acquisitions of investments accounted for using the equity method	(2,401)	(14,584)
Payments for acquisitions of other financial assets	(506,431)	(282,806)
Proceeds from sales and redemptions of other financial assets	515,670	265,980
Other, net	2,649	(1,404)

Net cash used in investing activities	(577,555)	(619,481)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	8,435,249	9,037,608
Repayments of short-term financing liabilities	(8,213,698)	(9,039,601)
Proceeds from long-term financing liabilities	1,900,257	2,021,173
Repayments of long-term financing liabilities	(1,726,097)	(1,676,504)
Dividends paid to owners of the parent	(194,271)	(196,795)
Dividends paid to non-controlling interests	(66,872)	(54,280)
Purchases and sales of treasury stock, net	(64,556)	(96,113)
Repayments of lease liabilities	(47,088)	(78,659)
Other, net	—	(4,240)

Net cash provided by (used in) financing activities	22,924	(87,411)
Effect of exchange rate changes on cash and cash equivalents	16,276	(94,291)

Net change in cash and cash equivalents	237,633	178,232
Cash and cash equivalents at beginning of year	2,256,488	2,494,121

Cash and cash equivalents at end of year	2,494,121	2,672,353

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Changes in accounting policies

IFRS 16 “Leases”

Honda has adopted IFRS 16 “Leases” with a date of initial application of April 1, 2019. Honda used the modified retrospective approach, under which the cumulative effect of initial application was recognized as an adjustment to the opening balance of equity at the date of initial application. Therefore, the comparative information has not been restated and continues to be reported under the previous accounting policy.

Previously, Honda determined at contract inception whether an arrangement was or contained a lease under IAS 17 “Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease”. Honda assesses whether a contract is or contains a lease under IFRS 16 on or after April 1, 2019. Honda applied the practical expedient to grandfather the assessment of which a contract was or contained a lease when applying IFRS 16. Therefore, Honda applied IFRS 16 to all contracts entered into prior to April 1, 2019 and identified as leases under IAS 17 and IFRIC 4.

IFRS 16 introduced a single on-balance lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. In addition, expenses related to leases change from straight-line operating lease expenses to depreciation charge for right-of-use assets and interest expense on lease liabilities. At transition, Honda recognized the lease liabilities for leases previously classified as an operating lease under IAS 17, and measured these liabilities at the present value of the remaining lease payments, discounted using Honda’s incremental borrowing rate as of April 1, 2019. The weighted average rate applied was 1.19%. The right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. In addition, Honda applied the following practical expedients when applying IFRS 16.

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics;

•

Adjusted the right-of-use assets by the amount of any provision for onerous leases under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” recognized immediately before the date of initial application as an alternative to performing an impairment review; and

•	Excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application.

In the consolidated statements of financial position, lease liabilities are included in other financial liabilities and right-of-use assets are included in property, plant and equipment.

Honda recognized additional lease liabilities of JPY 272,232 million and total assets, mainly right-of-use assets were recognized approximately in the same amounts in the consolidated statements of financial position as of April 1, 2019.

The difference between the future minimum lease payments under non-cancelable operating leases as of March 31, 2019 disclosed in the consolidated financial statements immediately before the date of initial application, and the lease liabilities recognized as of April 1, 2019, is as follows:

Yen (millions)
Future minimum lease payments under non-cancelable operating leases as of March 31, 2019	115,634
Discounted using the incremental borrowing rate as of April 1, 2019	108,147

Add: Finance lease obligations	62,308
Add: Cancelable operating leases	11,612
Add: Extension options reasonably certain to be exercised	152,473

Lease liabilities recognized as of April 1, 2019	334,540

[B] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses*	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Explanatory note:

*

Power product business has been renamed Life creation business from April 1, 2019. Honda expands the concept of our Power product business and continues pursuing it under a new concept of “Life Creation Business”. This renaming of the business represents our intention to evolve our business as a function to create new value for “mobility” and “daily lives”, which includes our existing Power product business as well as new businesses for the future, including energy business.

Segment information based on products and services

As of and for the year ended March 31, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,100,155	11,072,117	2,365,355	350,990	15,888,617	—	15,888,617
Intersegment	—	215,647	14,687	26,266	256,600	(256,600)	—

Total	2,100,155	11,287,764	2,380,042	377,256	16,145,217	(256,600)	15,888,617

Segment profit (loss)	291,642	209,694	235,945	(10,911)	726,370	—	726,370

Segment assets	1,523,817	7,923,802	10,236,066	328,870	20,012,555	406,567	20,419,122
Depreciation and amortization	66,680	603,124	784,683	14,198	1,468,685	—	1,468,685
Capital expenditures	74,024	525,419	2,041,735	16,074	2,657,252	—	2,657,252
As of and for the year ended March 31, 2020
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,059,335	9,959,080	2,586,965	325,629	14,931,009	—	14,931,009
Intersegment	—	235,558	13,972	25,025	274,555	(274,555)	—

Total	2,059,335	10,194,638	2,600,937	350,654	15,205,564	(274,555)	14,931,009

Segment profit (loss)	285,668	153,323	219,704	(25,058)	633,637	—	633,637

Segment assets	1,483,888	7,821,499	10,282,136	354,472	19,941,995	519,470	20,461,465
Depreciation and amortization	67,512	555,153	823,996	14,742	1,461,403	—	1,461,403
Capital expenditures	93,871	498,260	2,248,597	17,611	2,858,339	—	2,858,339

For the three months ended March 31, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	489,415	2,843,998	619,070	96,634	4,049,117	—	4,049,117
Intersegment	—	68,855	3,485	6,426	78,766	(78,766)	—

Total	489,415	2,912,853	622,555	103,060	4,127,883	(78,766)	4,049,117

Segment profit (loss)	44,931	(53,040)	59,199	(8,725)	42,365	—	42,365

For the three months ended March 31, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	473,565	2,267,961	625,013	91,521	3,458,060	—	3,458,060
Intersegment	—	70,772	3,346	5,708	79,826	(79,826)	—

Total	473,565	2,338,733	628,359	97,229	3,537,886	(79,826)	3,458,060

Segment profit (loss)	63,486	(75,677)	22,943	(16,369)	(5,617)	—	(5,617)

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2019 and 2020 amounted to JPY 682,842 million and JPY 787,022 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,394,584	8,526,733	652,335	3,557,338	757,627	15,888,617	—	15,888,617
Inter-geographic areas	2,453,729	497,231	275,089	714,901	6,826	3,947,776	(3,947,776)	—

Total	4,848,313	9,023,964	927,424	4,272,239	764,453	19,836,393	(3,947,776)	15,888,617

Operating profit (loss)	10	299,750	(6,620)	404,220	22,616	719,976	6,394	726,370

Assets	4,546,640	11,418,194	694,606	3,024,357	621,259	20,305,056	114,066	20,419,122
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	2,695,603	4,740,675	65,500	691,211	144,716	8,337,705	—	8,337,705

As of and for the year ended March 31, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,307,523	8,167,345	561,856	3,207,470	686,815	14,931,009	—	14,931,009
Inter-geographic areas	2,115,411	389,474	210,713	652,231	6,825	3,374,654	(3,374,654)	—

Total	4,422,934	8,556,819	772,569	3,859,701	693,640	18,305,663	(3,374,654)	14,931,009

Operating profit (loss)	(28,162)	305,315	14,996	319,565	37,289	649,003	(15,366)	633,637

Assets	4,889,920	11,375,801	689,158	2,851,027	518,445	20,324,351	137,114	20,461,465
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,003,416	4,755,072	58,735	658,397	109,046	8,584,666	—	8,584,666

For the three months ended March 31, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	643,905	2,207,263	190,071	819,335	188,543	4,049,117	—	4,049,117
Inter-geographic areas	562,434	121,873	70,515	177,751	1,408	933,981	(933,981)	—

Total	1,206,339	2,329,136	260,586	997,086	189,951	4,983,098	(933,981)	4,049,117

Operating profit (loss)	(85,486)	85,911	(15,202)	60,949	(10,129)	36,043	6,322	42,365

For the three months ended March 31, 2020
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	592,951	1,908,290	135,260	674,688	146,871	3,458,060	—	3,458,060
Inter-geographic areas	491,668	103,840	54,251	151,447	1,586	802,792	(802,792)	—

Total	1,084,619	2,012,130	189,511	826,135	148,457	4,260,852	(802,792)	3,458,060

Operating profit (loss)	(66,228)	24,579	3,992	44,654	1,734	8,731	(14,348)	(5,617)

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2019 and 2020 amounted to JPY 682,842 million and JPY 787,022 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[C] Information about per common share

Equity per share attributable to owners of the parent as of March 31, 2019 and 2020 are calculated based on the following information.

	2019	2020
Equity attributable to owners of the parent (millions of yen)	8,267,720	8,012,259
The number of shares outstanding at the end of the year (excluding treasury stock) (shares)	1,759,561,385	1,726,609,786
Equity per share attributable to owners of the parent (yen)	4,698.74	4,640.46

Earnings per share attributable to owners of the parent for the years ended March 31, 2019 and 2020 are calculated based on the following information. There were no significant potentially dilutive common shares outstanding for the years ended March 31, 2019 and 2020.

	2019	2020
Profit for the year attributable to owners of the parent (millions of yen)	610,316	455,746
Weighted average number of common shares outstanding, basic (shares)	1,763,983,221	1,752,006,211
Basic earnings per share attributable to owners of the parent (yen)	345.99	260.13

[D] Significant Subsequent Event

None

[E] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

Impact to Europe related to changes of the global automobile production network and capability

In February 2019, the Company announced making changes throughout the global automobile production network based on the direction to “optimize production allocation and production capacity on a global basis”. As a part of the changes, the Company announced mainly to begin consultation with associates in the direction toward discontinuing automobile production at its certain subsidiaries in Europe in 2021.

The Company and its certain subsidiaries recognized JPY 68,092 million of the loss including the impairment loss of property, plant and equipment, employee benefits and other expense. Of the total loss and expense, JPY 56,590 million is included in cost of sales and JPY 11,502 million is included in selling, general and administrative in the consolidated statements of income for the year ended March 31, 2019.